OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response 15
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

STEINER LEISURE LIMITED
(Name of Issuer)

COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
(Title of Class of Securities)

P8744Y 10 2
(CUSIP Number)

CLIVE E. WARSHAW
SUITE 104A
SAFFREY SQUARE
NASSAU, THE BAHAMAS

with a copy to:

ROBERT C. BOEHM
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
STEINER MANAGEMENT SERVICES LLC
770 SOUTH DIXIE HIGHWAY - SUITE 200
CORAL GABLES, FLORIDA 33146
(305) 358-9002
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 10, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. P8744Y 10 2

  NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Clive E. Warshaw

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  [ ]
  [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not applicable.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom

NUMBER OF
SHARES BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7. SOLE VOTING POWER

          2,498,726*

8. SHARED VOTING POWER

          0

9. SOLE DISPOSITIVE POWER

          2,498,726*

10. SHARED DISPOSITIVE POWER

          0

(*) The beneficial ownership reported herein for the Reporting Person includes 292,366 shares issuable upon exercise of currently exercisable options granted under the issuer's Amended and Restated 1996 Share Option and Incentive Plan (the "Option Plan").

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,498,726*
(*) The beneficial ownership reported herein for the Reporting Person includes 292,366 shares issuable upon exercise of currently exercisable options granted under the Option Plan.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.0%

  TYPE OF REPORTING PERSON

          IN

INTRODUCTORY NOTE

This Amendment No. 6 to Schedule 13D amends the Initial Statement on Schedule 13D of Clive E. Warshaw (the "Reporting Person"), dated September 22, 1997, as amended by Amendment No. 1, dated May 31, 1998, Amendment No. 2, dated September 15, 1998, Amendment No. 3, dated November 4, 1998, Amendment No. 4 dated March 1, 1999 and Amendment No. 5 dated March 30, 1999 (as so amended, the "Amended 13D"), to reflect sales by the Reporting Person of common shares, $0.01 par value per share (the "Common Shares"), of Steiner Leisure Limited (the "Company") pursuant to a sales plan established by the Reporting Person under Rule 10b5-1(c) (the "Sales Plan") under the Securities Exchange Act of 1934, as amended (the "Act"), and certain other information. Except as set forth below, no amendment is being made hereby to the Amended 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person made the sale of Common Shares disclosed in Item 5(c) for estate planning purposes and to provide for personal asset liquidity. The Reporting Person currently intends to continue to sell additional Common Shares until April 30, 2004 under the Sales Plan and is likely to adopt a plan or plans similar in nature to the Sales Plan or otherwise continue to sell Common Shares thereafter. Such sales may be in amounts or at prices that are similar to, or different from, the Sales Plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b). As of January 20, 2004, the Reporting Person, the Chairman of the Board of the Company (and, prior to January 1, 2001, also the Chief Executive Officer of the Company) beneficially owned and had sole voting and dispositive power with respect to 2,498,726 Common Shares, representing approximately 15.0% of the outstanding Common Shares. That amount includes 292,366 Common Shares issuable upon exercise of options owned by the Reporting Person which options are currently exercisable. That amount excludes 110,545 Common Shares issuable upon exercise of options owned by Michèle Steiner Warshaw, a director of the Company, an officer of a subsidiary of the Company and the wife of the Reporting Person, which options are currently exercisable, and as to which the Reporting Person disclaims beneficial ownership.

Item 5(c). During the 60 day period prior to the date of this Schedule 13D, the Reporting Person sold 81,000 of the Common Shares in open market transactions, pursuant to the Sales Plan. The Sales Plan is described under Item 6 and a copy of the Sales Plan is attached as Exhibit 1 to this Schedule 13D. Set forth below is a list of the aforesaid transactions:

Transaction Type	Transaction Date	Quantity	Price ($)

Sale	11/24/2003	9,000	14.85
Sale	12/01/2003	9,000	14.88
Sale	12/08/2003	9,000	13.97
Sale	12/15/2003	9,000	13.95
Sale	12/22/2003	9,000	14.15
Sale	12/29/2003	9,000	13.89
Sale	01/05/2004	9,000	14.72
Sale	01/12/2004	9,000	14.60
Sale	01/20/2004	9,000	16.87

In addition, on November 24, 2003, the Reporting person was granted by the Company ten year options to acquire 25,000 of the Common Shares at an exercise price equal to $14.96 per share, which options vest in equal amounts on the first three anniversaries of the date of grant.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Sales Plan is reflected in a document dated March 13, 2003 between the Reporting Person and Goldman Sachs & Co. ("Goldman"), providing for sales of up to 9,000 Common Shares per week commencing April 13, 2003 until and including April 30, 2004 and requiring as a condition to each sale a minimum sales price per share of $9.00 per share. Through the date hereof, the Reporting Person has sold a total of 369,000 Common Shares under the Sales Plan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
1	Sales Plan dated March 13, 2003 between the Reporting Person and Goldman Sachs & Co., pursuant to Section 10b5-1 under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2004

Signature: /s/ Clive E. Warshaw

Name/Title: Clive E. Warshaw, Chairman